March 13, 2009
Mr H Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
WASHINGTON, D.C. 20549
By Fax: 202-772 9369
Dear Mr Schwall,
Lihir Gold Limited
Form 20-F for the Fiscal Year Ended 31 December 2007
Filed May 7, 2008
Comment letter dated March 4, 2009
File No. 0-26860
I refer to the above comment letter received by Lihir Gold Limited (the “Company”) from the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated March 4, 2009, regarding the Company’s Form 20-F for the Fiscal Year ended December 31, 2007.
Following the discussions held this morning (our time) between Ms Catherine Costello (LGL Group Accounting Manager) and your Ms Jill Davies, Mr Kevin Stertzel and Mr Ken Schuller, we confirm that we will hold a telephone discussion on Tuesday, March 17, 2009 at 5:00 pm (your time). We will send Ms Davies an email with the dial-in details early next week.
In the meantime, the Company confirms that it intends to submit its responses to the staff’s comments by April 9, 2009.
The Company appreciates your cooperation in extending the deadline for their response.
Yours sincerely
Stuart MacKenzie
Group Secretary and General Counsel
Lihir Gold Limited
cc: Mr Burr Henley, Sullivan & Cromwell

7th Floor, Pacific Place
Lihir Gold Limited	Phone: +675 321 7711	Cnr. Champion Parade & Musgrave Street
Incorporated in Papua New Guinea	Fax: +675 321 4705	PO Box 789 Port Moresby NCD 121
ARBN 069 803 998	Website: www.LGLgold.com	Papua New Guinea